Exhibit 99.1

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Bertille ARON
Tel. : 33 (1) 47 44 67 12

Mary DWYER
Tel. : 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

Philippe GATEAU
Tel. : 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 326 791 340 euros
542 051 180 R.C.S. Nanterre

www.total.com

Yemen LNG signs three agreements for the sale of
Liquefied Natural Gas

Paris, February 16, 2005 – Total announces that the Yemen LNG Company has signed three Heads of Agreement (HOA) for sale of liquefied natural gas (LNG). The first HOA, signed with Tractebel EGI (Suez), governs the purchase of 2.5 million tons of LNG per year while the second, signed with Total Gas & Power Ltd., is for the sale of 2 million tons per year. LNG from both sales is destined for the United States beginning in 2009 for a duration of 20 years. The third HOA, signed with Kogas, is for the purchase of between 1.3 and 2 million tons of LNG per year by Korea starting end 2008 and for a period of 20 years.

The Yemen LNG project, for which Total is the leader, calls for the construction of two liquefaction trains with a total capacity of 6.7 million tons of LNG per year. Located at the port of Balhaf on the southern coast of Yemen, the plant should enter into production by the end of 2008.

The feed gas for the plant will come from already developed fields situated in the Marib region, in central Yemen. It will be transported to the plant by a 320 kilometre pipeline.

Tenders for the construction of the plant, the pipeline as well as LNG tankers were launched early February by Yemen LNG.

The final investment decision is planned for mid-2005 following the tendering process.

“These agreements mark an important step in the development of the Yemen LNG project. The launch of this project will reinforce Total’s position as one of the leaders in LNG, a sector in which the Group has a stake in six LNG plants and four ragazification terminals under development worldwide,” says Christophe de Margerie, President of Exploration and Production at Total.

The shareholders of the Yemen LNG Company are Yemen Gas Company (23.10%), Total (42.90%), Hunt Oil Company (18%) and two Korean companies, SK Corporation (10%) and Hyundai Corporation (6%).

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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 110,000 employees worldwide. More information can be found on the company’s website: www.total.com